(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-22793 NOTIFICATION OF LATE FILING

For Period Ended: August 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PriceSmart, Inc.

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Full Name of Registrant

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Former Name if Applicable

4649 Morena Boulevard

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Address of Principal Executive Office (Street and Number)

San Diego, California 92117

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2003, PriceSmart, Inc. announced that it will restate its financial statements for fiscal year 2002 and the first three quarters of fiscal year 2003. PriceSmart is not able to timely file its Annual Report on Form 10-K for the fiscal year ended August 31, 2003 because it has dedicated considerable time and effort to the analysis and preparation of the financial statements for the periods affected by the restatement, and the preparation of an amended Annual Report on Form 10-K for the fiscal year ended August 31, 2002 and amended Quarterly Reports on Form 10-Q for the first three quarters of fiscal year 2003. As a result, PriceSmart needs additional time to prepare and review the financial results from fiscal 2003 and to prepare the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert E. Price, Chief Executive Officer (Name)	(858) (Area Code)	581-4530 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended August 31, 2003, PriceSmart expects to report a net loss in excess of approximately $29 million, compared to net income of approximately $11.8 million and $3.4 million for the fiscal years ended August 31, 2002 and August 31, 2001, respectively. The expected net loss for fiscal 2003 is only an estimate and is subject to the completion of the restatement described in Part III of this form and the audit of PriceSmart’s financial statements for fiscal 2003.

PriceSmart, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	December 2, 2003	By	/s/ JAMES F. CAHILL

James F. Cahill Interim Chief Financial Officer